THE DREYFUS FAMILY OF FUNDS
(Funds Included in Schedule A)

Rule 18f-3 Plan

           Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), requires that the Board of an investment company desiring to offer multiple classes of shares pursuant to said Rule adopt a plan setting forth the differences among the classes with respect to shareholder services, distribution arrangements, expense allocations and any related conversion features or exchange privileges.

           The Board, including a majority of the non-interested Board members, of each of the investment companies, or series thereof, listed on Schedule A attached hereto, as such Schedule may be revised from time to time (each, a “Fund”), which desires to offer multiple classes has determined that the following plan is in the best interests of each class individually and each Fund as a whole:

           1.           Class Designation:  Fund shares shall be divided, except as otherwise noted on Schedule A, into Investor shares, Class R shares, BASIC shares and Class B shares.

           2.           Differences in Availability:  Investor shares and Class B shares of a Fund shall be offered only to clients of banks, securities brokers or dealers or other financial institutions that have entered into selling agreements with the Fund’s distributor.

           Class R shares of a Fund shall be offered primarily to (i) bank trust departments and other financial service providers (including Mellon Bank, N.A. and its affiliates) acting on behalf of their customers having a qualified trust or investment account or relationship at such institution, or to customers who has received and hold Class R shares of that Fund distributed to them by virtue of such an account or relationship, and (ii) institutional investors acting for themselves or in a fiduciary, advisory, agency, custodial or similar capacity for qualified or non-qualified employee benefit plans, including pension, profit-sharing, SEP-IRAs and other deferred compensation plans, whether established by corporations, partnerships, non-profit entities or state and local governments, but not including IRAs or IRA “Rollover Accounts.” Holders of Class R shares of the Fund as of June 5, 2003 may continue to purchase Class R shares of the Fund for their existing accounts whether or not they would otherwise be eligible to do so.

           BASIC shares of a Fund shall be offered to any investor.

           3.           Differences in Services:  Other than shareholder services provided under the Distribution Plan or Shareholder Services Plan, the services offered to shareholders of each Class shall be the same.

           4.           Differences in Distribution Arrangements:  Investor shares shall be subject to a Distribution Plan adopted pursuant to Rule 12b-1 under the 1940 Act. The Distribution Plan for Investor shares allows the Fund to spend annually up to 0.25% of the value of the Fund’s average daily net assets attributable to Investor shares to compensate Dreyfus Service Corporation, an affiliate of The Dreyfus Corporation (“Dreyfus”), for shareholder servicing activities, and the Fund’s Distributor for shareholder servicing activities and for activities or expenses primarily intended to result in the sale of Investor shares.

           Class B shares shall be subject to a Distribution Plan and a Shareholder Services Plan, each adopted pursuant to Rule 12b-1 under the 1940 Act. The Distribution Plan for Class B shares allows the Fund to pay the Fund’s Distributor for distributing such Fund’s Class B shares a fee at the annual rate of 0.25% of the value of the Fund’s average daily net assets attributable to Class B shares. The Shareholder Services Plan for Class B shares allows the Fund to pay the Fund’s Distributor for the provision of certain services to the holders of the Fund’s Class B shares a fee at the annual rate of 0.25% of the value of the Fund’s average daily net assets attributable to Class B shares.

           Class R shares and BASIC shares shall not be subject to a Distribution Plan or Shareholder Services Plan.

           5.           Expense Allocation:  The following expenses shall be allocated, to the extent practicable, on a Class-by-Class basis: (a) fees under the Distribution Plan and Shareholder Services Plan; (b) printing and postage expenses payable by the Fund related to preparing and distributing materials, such as proxies, to current shareholders of a specific Class; and (c) litigation or other legal expenses relating solely to a specific Class.

           6.           Conversion Features:  There shall be no automatic conversion feature for any Class of shares.

           7.           Exchange Privileges:  Investor shares shall be exchangeable only for (a) Investor shares (however the same may be named) of other funds managed or administered by Dreyfus; (b) Class A shares (however the same may be named) of certain other funds managed or administered by Dreyfus or managed or by Founders Asset Management LLC (“Founders”), an affiliate of Dreyfus (subject to any sales load applicable to such shares); (c) BASIC shares (however the same may be named) of other funds managed or administered by Dreyfus (subject to the minimum investment amount applicable to such shares); (d) shares of funds managed or administered by Dreyfus which do not have separate share classes; and (e) shares of certain other funds specified from time to time.

           Class R shares shall be exchangeable only for (a) Class R shares (however the same may be named) of certain other funds managed or administered by Dreyfus or managed by Founders; (b) Restricted shares (however the same may be named) of other funds managed or administered by Dreyfus; (c) BASIC shares (however the same may be named) of other funds managed or administered by Dreyfus (subject to the minimum investment amount applicable to such shares); (d) shares of funds managed or administered by Dreyfus which do not have separate share classes; and (e) shares of certain other funds, as specified from time to time.

           BASIC shares and Class B shares shall be exchangeable only for (a) shares of funds managed or administered by Dreyfus which do not have separate share classes; and (b) shares of certain other funds specified from time to time.

Dated:  April 26, 1995
Revised as of:  April 26, 2007

SCHEDULE A

The Dreyfus/Laurel Funds, Inc. –
Dreyfus Money Market Reserves*
Dreyfus Municipal Reserves
Dreyfus U.S. Treasury Reserves*

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     *       Investor shares and Class R shares only.